UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100
Santa Fe Cuajimalpa
Cuajimalpa de Morelos
05348 Ciudad de México, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Recognized by Dow Jones for Its Commitment to Sustainable Development

•         Coca-Cola FEMSA is the only Latin American based beverage company listed on the Dow Jones Sustainability Emerging Markets Index and one of just 8 global industry leaders.

•         Since first selected in 2013, Coca-Cola FEMSA’s global sustainability score has increased by 24%.

Mexico City, Mexico – September 13th, 2016 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler by sales volume of Coca-Cola products in the world, was selected as a member of the Dow Jones Sustainability Emerging Markets Index for the fourth consecutive year.

“We believe that every action we take must simultaneously generate economic, social, and environmental value. As part of our business strategy, we are committed to creating value for our stakeholders and contributing to the sustainable development of our people, our communities, and our planet. Our selection once again as members of the distinguished Dow Jones Sustainability Index is both an honor and a challenge to continue working for the positive transformation of our communities,” said John Santa Maria, Chief Executive Officer of Coca-Cola FEMSA.

After a rigorous evaluation process, the Dow Jones Sustainability Index selects the top companies committed to sustainable development. The Company is one of only eight beverage companies in the world and one of just five Mexican companies across all industries chosen on the Dow Jones Sustainability Emerging Markets Index for its excellent performance in the economic, social, and environmental fields.

Throughout the year, the Company has earned several awards and recognitions for its sustainability performance. These include its participation in the Mexican Stock Exchange Sustainability Index and its selection as a member of the Vigeo Eiris Emerging Market 70 Ranking.

Coca-Cola FEMSA’s 2015 Sustainability Report: Excellence in Evolution presents the company’s most relevant sustainability results. The complete document is available on the Company’s website: https://www.coca-colafemsa.com/sustainability.html

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas), and the Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

Investor Relations:

•         Roland Karig | roland.karig@kof.com.mx | (5255) 1519-5186

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

September 13th, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: September 13, 2016